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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

February 25, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust (the “Trust”)
(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments on February 23, 2016 regarding the Trust’s response letter dated February 22, 2016 (the “Response Letter”) in connection with the preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on January 29, 2016 relating to the Special Meeting of Shareholders of the James Alpha Global Enhanced Real Return Portfolio. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s proxy statement on its behalf. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about February 25, 2016. Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.	With respect to Comment 4 in the Response Letter, we reiterate our prior comment and request that the Trust revise the Proxy Statement to include the requested additional proposals.

Response 1.          We respectfully disagree with the Staff’s position with respect to Rule 14a-4 for the reasons discussed in the Response Letter; however, we have revised the disclosure as requested to include additional shareholder proposals with respect to the adjournment of the meeting and any other matters that may properly come before the meeting.

Comment 2.	With respect to Comment 5 in the Response Letter, we reiterate our prior comment and request that the Trust revise the Investment Advisory Agreement to track the language in Section 15(a)(3) of the Investment Company Act of 1940, as amended, with respect to the requirement that an advisory agreement shall be terminated on not more than sixty days’ written notice to the investment adviser.

Response 2.          The agreement has been revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

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